UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATON OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number        029718

LAS VEGAS FROM HOME.COM ENTERTAINMENT, INC. (Exact name of registrant as specified in its charter)

Suite 1501, 700 West Georgia Street

Vancouver, British Columbia, Canada V7Y 1A1

604-681-0204

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, No Par Value (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) (for equity securities)	/x/	Rule 12h-6(d) (for successor registrants)	/ /
Rule 12h-6(c) (for debt securities)	/ /	Rule 12h-6(i) (for prior Form 15 filers)	/ /

PART I

Item 1.  Exchange Act Reporting History

A.

The issuer first incurred the duty to file reports under section 13(a) of the Exchange Act on March 8, 1999.

B.

The issuer has filed all reports required under Exchange Act section 13(a) up to the filing of its third quarter report for the quarter ended September 30, 2008, and has filed at least one annual report under section 13(a).

Item 2.  Recent United States Market Activity

The issuer has never sold any securities in the United States in a registered offering under the Securities Act of 1933.

Item 3.  Foreign Listing and Primary Trading Market

A.

 The issuer maintains a listing on the TSX Venture Exchange, which constitutes the primary trading market for its securities.

B.

The issuer has maintained a listing on the TSX Venture Exchange since September 15, 1983.  The issuer’s trading symbol is “LVH.” Its shares have traded on the Berlin Stock Exchange under the trading symbol, “LVH” since September 1, 2000, and on the Frankfurt Stock Exchange under the trading symbol “LVH” since February 27, 2006.

C.

 As of the twelve month period ended March 31, 2009, trading of the issuer’s securities on the TSX Venture Exchange constituted approximately 98% of all trading activity.

Item 4.  Comparative Trading Volume Data

A.

 The first and last days of the recent twelve month period used to meet the requirements of Rule 12h-6(a)(4)(i) were April 1, 2008 and March 31, 2009.

B.

 The average daily trading volume of the issuer’s common stock for the twelve month period ended March 31, 2009 in the United States was approximately 2,657shares per day.

C.

 The percentage of the average daily trading volume for the same 12 month period in the United States, as compared to the average daily trading volume worldwide was approximately 1.6%.

D.

 The issuer has never delisted its common stock from a national securities exchange or inter-dealer quotation system in the United States.

E.

 The issuer has never terminated a sponsored American depositary receipt Facility regarding the common stock.

F.

 The source of trading volume information used to determine Rule 12h-6 compliance was Quote Media Portal.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

Concurrent with the filing of this form, the issuer is publishing a notice in the form of a press release that discloses its intent to terminate registration of its common stock under section 12(g) of the Securities Exchange Act, and its reporting obligations under section 13(a) of the Act.

Item 8.  Prior Form 15 Filers

Not applicable

PART II

Item 9.  Rule 12g-3-2(b) Exemption

Not applicable

PART III

Item 10.  Exhibits

Exhibit 99.1.  Press release of notice of intention to terminate registration

Item 11.  Undertakings

The undersigned hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

 The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12 month period that the issuer used to purposes of Rule 12h-6(a)(4)(i);

(2)

 Its subject class of securities was held by record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(i) or Rule 12h-6(c); or

(3)

 It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, Las Vegas From Home. Com Entertainment Inc., a British Columbia corporation, duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Las Vegas From Home. Com Entertainment Inc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date:	April 9, 2009	By:	/s/ Jacob H. Kalpakian President

Exhibit 99.1 (News Release dated April 9, 2009)

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. FILES TO TERMINATE U.S. REGISTRATION

VANCOUVER, BRITISH COLUMBIA—April 9, 2009—Las Vegas From Home.com Entertainment Inc. (the “Company”) (OTCBB:LVFHF) (TSX-V:LVH) (Berlin: LVH) (Frankfurt: LVH) announced today that it has filed a Form 15F to terminate the registration of its common stock under section 12(g) of the Securities Exchange Act and its reporting obligations under the Act, on the grounds that less than 5% of trading activity takes place in the United States.  The Company’s common stock will be dropped from the over-the-counter bulletin board, but will continue to be quoted in the United States on the Pink Sheets, and will continue to trade on the TSX Venture Exchange in Canada, the Berlin Stock Exchange and the Frankfurt Stock Exchange.

For more information on the Company, please contact Jacob H. Kalpakian, President, at (604) 681-0204 ext 6105, or visit the Company’s website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes", "plans", "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

LVH_NR_APRIL 9, 2009

2